U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

FORM 4                                                     OMB APPROVAL
                                                   ---------------------------
[ ] CHECK THIS BOX IF NO LONGER                    OMB NUMBER        3235-0287
    SUBJECT TO SECTION 16.                         EXPIRES:   DECEMBER 31, 2001
    FORM 4 OR FORM 5 OBLIGATIONS                   ESTIMATED AVERAGE BURDEN
    MAY CONTINUE. SEE INSTRUCTION                  HOURS PER RESPONSE......0.5
    1(b).

    FILED PURSUANT TO SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934,
SECTION 17(a) OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 OR SECTION 30(f)
                      OF THE INVESTMENT COMPANY ACT OF 1940
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1. Name and Address of Reporting Person*

     Geraldine Lyons
     6826 NW 77th Court
     Miami, Florida 33166

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2. Issuer Name and Ticker or Trading Symbol

     NuWay Energy, Inc. (NWAY)

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3. IRS or Social Security Number or Reporting Person (Voluntary)

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4. Statement for Month/Year

     February, 2001

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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of Reporting Person to Issuer (Check all applicable)
     [ ] Director                            [ ] 10% Owner
     [X] Officer (give title below)          [ ] Other (specify below)

                      Chief Financial Officer and Secretary
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7.       Individual or Joint/Group Filing (Check Applicable Line)

    [X]  Form filed by One Reporting Person
    [ ]  Form filed by More than One Reporting Person

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TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
           OR BENEFICIALLY OWNED
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1. Title      2. Trans-  3. Trans- 4. Securities Acquired (A)   5. Amount of     6. Owner-        7. Nature of
of Security    action       action    or Disposed of (D)           Securities       Ship Form:       Indirect Bene-
(Instr. 3)     Date         Code      (Instr. 3, 4 and 5)          Beneficially     Direct (D)       ficial Owner-
               (Month/      Instr.8)                               Owned at         or Indirect      ship
               Day/Year)  --------------------------------------   End of Month     (I)              (Instr. 4)
                          Code    V   Amount    (A) or   Price     (Instr. 3 and 4) (Instr. 4)
                                                (D)
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Common Stock  2/15/01     S        25,000    (D)     $3.909      226,224          D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)
                                                                          (Over)

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TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
            (e.g., puts, calls, warrants, options, convertible securities)
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1.Title  2.Conver- 3.Trans- 4.Transac- 5.Number   6.Date     7.Title and 8.Price     9.Number of 10.Owner-   11.Nature
of Deriv-  sion or   action   tion Code  of Deriv-  Exercise   Amount of   of Deriva-  Derivative   ship Form   of Indir-
ative      Exercise  Date     (Instr. 8) ative Se-  and Expir- Underlying  tive Secur- Securities   of Deriv-   ect Bene-
Security   Price of  (Month/             curities   ation Date Securities  ity (Instr. Beneficially ative Se-   ficial
(Instr. 3) Derivative  Day/Year)         Acquired   (Month/Day/(Instr.     5)          Owned at End curity:     Ownership
           Security                      (A) or      Year)     3 & 4)                  of Month     Direct     (Instr. 4)
                                         Disposed   -------------------------          (Instr. 4)   (D) or
                                         of (D)     Date    Expir-      Amt. or                     Indirect
                                         (Instr.    Exer-   ation Title Num. of                     (I) (Instr.
                                         3, 4 & 5)  cisable Date        Shares                      4)
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                              Code   V   (A)   (D)
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Explanation of Responses:

Number of shares of common stock beneficially owned at end of fiscal year includes 41,224 shares held in a trust in which the Reporting Person is the trustee.

  Geraldine Lyons                                       October 11, 2001
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      ** Geraldine Lyons                                       Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*  If the form is filed by more than one reporting person, see instruction
   4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S. C 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.